UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 2)

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

062018 Merger Subsidiary, Inc.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

________________

350465100

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,256,908,814.14	$280,985.15

*

A Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 16,093,897, which is the difference between 37,113,008, the number of shares (“Shares”) of common stock of Foundation Medicine, Inc. outstanding as of June 18, 2018, and 21,019,111, the number of Shares beneficially owned by Roche Holding Ltd or its affiliates and (B) $137.00, which is the per Share tender offer price, and (ii) the product of (A) 440,089, which is the number of Shares subject to “in-the-money” options outstanding as of March 31, 2018, and (B) $118.26, which is the difference between the $137.00 per Share tender offer price and $18.74, the average weighted exercise price of such options. The number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Foundation Medicine, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The foregoing figures have been provided by Foundation Medicine, Inc. to the Offeror and Parent of Offeror and are as of June 29, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001245.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$280,985.15	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	July 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2018, as amended by Amendment No. 1 filed with the SEC on July 2, 2018 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 062018 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share of Foundation Medicine, Inc., a Delaware corporation, not owned by Roche Holding Ltd and its affiliates at $137.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2018, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Items 1 through 9, Item 11 and Item 13.

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The information set forth on page 3 of the Offer to Purchase under the heading “Summary Term Sheet—What is your position as to the fairness of the transaction?” is hereby amended and restated in its entirety as follows:

“We believe that the transaction is fair to FMI stockholders who are not affiliated with FMI, based upon the factors set forth under “Special Factors—Section 1— Position of Roche Regarding Fairness of the Transaction”

2. The information set forth in the first two sentences on page 12 of the Offer to Purchase under the heading “Special Factors—Section 1— Position of Roche Regarding Fairness of the Transaction” is hereby amended and restated in its entirety as follows:

“The rules of the SEC require us to express our belief to stockholders of FMI who are unaffiliated with FMI as to the fairness of the transaction. We believe that the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Offer Price to be received by stockholders of FMI who are unaffiliated with FMI pursuant to the Offer and the Merger, respectively, is fair to such stockholders.”

3.       The information set forth in the sentence following the bullet that reads, “The Offer provides FMI’s stockholders (other than Roche and its affiliates) with certainty of receiving cash for their Shares and removes the risk of any decrease in the value of FMI” on page 12 of the Offer to Purchase under the heading “Special Factors—Section 1— Position of Roche Regarding Fairness of the Transaction” is hereby amended and restated in its entirety as follows:

“In addition, we believe that the Offer is procedurally fair to stockholders of FMI who are unaffiliated with FMI, based on the following factors:”

4.       The information set forth on page 13, in the last paragraph under the heading “Special Factors—Section 1— Position of Roche Regarding Fairness of the Transaction” of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the transaction to stockholders of FMI that are unaffiliated with FMI should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.”

5.       The information set forth in the subheading “Financial Interests.” on page 13 of the Offer to Purchase under the heading “Special Factors—Section 2— Interests of Certain Persons in the Offer and Merger” is hereby amended and restated in its entirety as follows:

“The financial interests of Roche with regard to the Offer Price are generally adverse to the financial interests of the stockholders being asked to tender their Shares because Roche has an interest in acquiring the Shares as inexpensively as possible and the stockholders being asked to tender their Shares have an interest in selling their Shares for the highest possible price.”

6.       The information set forth in the paragraph that reads “On April 2, 2018, Troy Cox, the President and Chief Executive Officer of FMI” under the subheading “Background of the Offer” on page 38 of the Offer to Purchase under the heading “The Offer—Section 11—Background of the Offer; Contacts with FMI” is hereby amended and restated in its entirety as follows:

“Since its initial investment in FMI in 2015, Roche from time to time has considered the strategic relationship with FMI including whether an acquisition of the remaining outstanding shares of FMI common stock makes strategic sense. Consistent with this periodic consideration, the board of directors of Roche (the “Roche Board”) discussed, at a high level and bearing in mind the existing contractual relationship, a potential acquisition of such shares at a board meeting on January 29, 2018.

On April 2, 2018, Troy Cox, the President and Chief Executive Officer of FMI, had a telephone call with Daniel O’Day, Chief Executive Officer of Roche Pharmaceuticals and one of the Roche-designated directors on the FMI Board, during which Mr. O’Day indicated that Roche Holdings had not made a decision as to whether to pursue a Buyout Offer following expiration of the Restricted Period. Mr. O’Day also noted that Roche Holdings had no interest in selling any shares of FMI common stock that it currently owned.

Following the January 29, 2018 meeting of the Roche Board, members of Roche management continued to discuss a potential acquisition of the remaining outstanding shares of FMI common stock from time to time. Beginning on February 28, 2018, Roche began to consult with Citigroup Global Markets Inc. (“Citi”) regarding a potential transaction, and on June 18, 2018 executed an engagement letter with Citi.

On June 14, 2018, members of Roche management and Citi discussed possible prices for an offer to acquire the remaining outstanding shares of FMI common stock. Thereafter, also on June 14, 2018, the Roche Board authorized Roche management to deliver to FMI an offer for such shares. On June 15, 2018, following the close of the U.S. stock markets, members of Roche management again discussed possible prices and determined to deliver to FMI an offer for the remaining shares at a price of $133.00 per share.”

7.       The information set forth in the paragraph that reads “On June 17, 2018, in the morning, Goodwin Procter LLP” under the subheading “Background of the Offer” on page 38 of the Offer to Purchase under the heading “The Offer—Section 11—Background of the Offer; Contacts with FMI” is hereby amended and restated in its entirety as follows:

“On June 17, 2018, in the morning, Goodwin Procter LLP (“Goodwin”) distributed a revised draft of the Merger Agreement to Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Roche Holdings. Shortly thereafter, representatives from Roche Holdings’ financial advisor, Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings would be discussing the Special Committee’s request for a price increase later in the morning.”

8.       The information set forth on page 58, in the first paragraph under the heading “The Offer—Section 17— Fees and Expenses” of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

“Citigroup Global Markets Inc. (“Citigroup Global Markets”) has provided certain financial advisory services to Parent in connection with the transactions contemplated by the Merger Agreement, for which financial advisory services Citigroup Global Markets will receive reasonable and customary compensation. We have also agreed to reimburse Citigroup Global Markets for certain reasonable out-of-pocket expenses and to indemnify Citigroup Global Markets against certain liabilities, including certain liabilities under the U.S. federal securities laws. We expect the total fee payable to Citigroup Global Markets in connection with the transactions contemplated by the Merger Agreement to equal $7.25 million. In the ordinary course of business, Citigroup Global Markets and their respective successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2018

062018 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of July 2, 2018.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on July 2, 2018.

(a)(5)(i)*	Joint Media Release issued by Roche Holdings, Inc., and Foundation Medicine, Inc. dated June 19, 2018. (incorporated by reference to Exhibit 99.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).
(a)(5)(ii)*	Email sent to FMI employees from Troy Cox, CEO of FMI, dated June 19, 2018. (incorporated by reference to the Foundation Medicine, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-87922) filed with the Commission on June 19, 2018).

(a)(5)(iii)*	Letter sent to Biopharma Partner, dated June 19, 2018. (incorporated by reference to the Foundation Medicine, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-87922) filed with the Commission on June 19, 2018).

(a)(5)(iv)*

Foundation Medicine, Inc. Current Report on Form 8-K dated June 18, 2018 (incorporated by reference to the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).

(a)(5)(v)*

Foundation Medicine, Inc. Current Report on Form 8-K dated June 21, 2018 (incorporated by reference to the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 21, 2018).

(a)(5)(vi)*	Roche Press Release announcing the commencement of the Offer, dated as of July 2, 2018 (incorporated by reference to Exhibit (a)(5)(vi) of the Roche Holdings, Inc. Schedule TO-T/A filed with the Commission on July 2, 2018)

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of June 18, 2018, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and 062018 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on June 19, 2018).

(d)(2)*	Investor Rights Agreement dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 4.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

(d)(3)*	Credit Facility Agreement dated August 2, 2016, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on August 2, 2016).

(d)(4)*	Amendment Letter Agreement dated July 31, 2017, by and between Foundation Medicine, Inc. and Roche Finance Ltd (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Current Report on Form 8-K (File No. 001-36086) filed with the Commission on August 1, 2017).

(d)(5)*

Transaction Agreement, dated January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Foundation Medicine, Inc. Current Report filed on Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

Exhibit No.	Description

(d)(6)*	Collaboration Agreement, dated January 11, 2015, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc. (incorporated by reference to Exhibit 10.2 of the Foundation Medicine, Inc. Current Report on Form 8-K/A (File No. 001-36086) filed with the Commission on February 2, 2015).

(d)(7)*	First Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.2 of Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on August 3, 2016).

(d)(8)*	Second Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated June 16, 2016 (incorporated by reference to Exhibit 10.3 of the Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on August 3, 2016).

(d)(9)*	Third Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated July 25, 2016 (incorporated by reference to Exhibit 10.2 of the Foundation Medicine, Inc. Form 10-Q (File No. 001-36086) filed with the Commission on November 2, 2016).

(d)(10)*	Fourth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated December 20, 2016 (incorporated by reference to Exhibit 10.24 of the Foundation Medicine, Inc. Form 10-K (File No. 001-36086) filed with the Commission on March 3, 2017).

(d)(11)*	Fifth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated September 8, 2017 (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on September 13, 2017).

(d)(12)*	Sixth Amendment to Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffman-La Roche Inc., dated November 1, 2017 (incorporated by reference to Exhibit 10.27 of the Foundation Medicine, Inc. Form 10-K (File No. 001-36086) filed with the Commission on March 7, 2018).

(d)(13)*	US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Foundation Medicine, Inc. Form 8-K/A (File No. 001-36086) filed with the Commission on August 24, 2015).

(d)(14)*	Amended and Restated Ex-U.S. Commercialization Agreement by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated February 28, 2018 (incorporated herein by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (File No. 001-36086) filed with the Commission on May, 2 2018).

(d)(15)*	Master IVD Collaboration Agreement, by and among the Foundation Medicine, Inc., Roche Basel and Roche Molecular Systems, Inc., dated April 6, 2016 (incorporated by reference to Exhibit 10.5 of the Foundation Medicine, Inc. Form 10-Q/A (File No. 001-36086) filed with the Commission on November 16, 2016).

(d)(16)*	Tax Sharing Agreement, by and between Foundation Medicine, Inc., and Roche Holdings, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.1 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on January 12, 2015).

(d)(17)*	Waiver and Consent by and between Foundation Medicine, Inc. and Roche Holdings, Inc., dated January 5, 2017 (incorporated by reference to Exhibit 10.4 of the Foundation Medicine, Inc. Form 8-K (File No. 001-36086) filed with the Commission on January 6, 2017).

(e)	Not applicable.

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed previously as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed